UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

On Track Innovations LTD.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,641,116
	8	Shared Voting Power 422,800**
	9	Sole Dispositive Power 2,641,116
	10	Shared Dispositive Power 422,800**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,063,916***
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.84%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 31,135,062 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 31, 2011, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 11, 2012.

** Represents shares held in an account with Marlene A. Ivy as joint tenants with rights of survivorship.

*** Includes 422,800 shares held in an account with Marlene A. Ivy as joint tenants with rights of survivorship.

CUSIP No. M8791A109
1	Names of Reporting Persons I.R.S Identification Nos. of above persons (entities only). Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
	8	Shared Voting Power 422,800**
	9	Sole Dispositive Power
	10	Shared Dispositive Power 422,800**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 422,800**
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.36%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 31,135,062 Ordinary Shares, par value NIS 0.10 per share outstanding as of December 31, 2011, as reported by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 11, 2012.

** Represents shares held in an account with Jerry Lafe Ivy, Jr. as joint tenants with rights of survivorship.

Explanatory Note

This Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”) and Marlene V. Ivy (“Mrs. Ivy” and collectively, the “Reporting Persons”).

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein for investment purposes only, in order to profit from appreciation of the Common Stock.  Mr. Ivy has long been impressed with the Issuer’s technology and efforts of its employees in creating new, innovative, patentable technology.

Mr. Ivy has been concerned, however, with the Issuer’s continued dismal financial performance, as illustrated by the more than $5 million loss in the second quarter, the steady decline in the market price for the Issuer’s shares, the Issuer’s long history (22 years) of failing to make a profit, the failure to align the interests of executives with shareholders, the lack of transparency with investors, and poor corporate governance practices.  In recent months, Mr. Ivy has communicated with the board of directors of the Issuer with respect to certain of his concerns and expressed willingness to meet with senior management.   After more than six years as a shareholder, Mr. Ivy has concluded that the current board of directors is incapable, or unwilling, to make the changes necessary for shareholders to realize the long promised potential of the Issuer.

On October 4, 2012, the Issuer filed a notice of shareholder meeting and proposed to elect three individuals as external directors.  Mr. Ivy intends to oppose the election of each of the three individuals.  Mr. Ivy plans to contact shareholders to encourage them to vote against the Issuer’s nominees.  In addition, Mr. Ivy is consulting with legal counsel to determine if the individuals so nominated satisfy the requirements of external directors under Israel’s laws and regulations.

Given the dismal performance of the Issuer and disregard for the interests of its shareholders, and since the Issuer reports that 96% of its Common Stock is held by a depository in the United States (which suggests that those shareholders are resident in the U.S.), Mr. Ivy believes it is necessary, and long overdue, to elect directors that are more representative of the Issuer’s shareholders.  Mr. Ivy intends to nominate directors for election to the Issuer’s board of directors.  Mr. Ivy is in the process of interviewing prospective nominee directors.  Mr. Ivy has had discussions with Mr. Dilip Singh, Mr. Rick Coleman, Mr. Charles M. Gillman and Mr. Jeffrey E. Eberwein and other individuals regarding their interest in being nominated as directors of the Issuer.  None of the individuals being considered as a nominee (nor any entity under their control) currently own any shares of the Issuer, so that they do not constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Mr. Singh has a Masters in Science and a Masters in Technology, and Mr. Coleman, as a graduate of the U.S. Air Force Academy, has an extensive technical background.  Both men are customer and market focused technology executives with international sales experience and have experience in a variety of roles with global Fortune 500 telecom carriers and network equipment providers, entrepreneurial start-ups and early stage software and hardware companies and venture capital firms.  .   They recognize, as does Mr. Ivy, the importance of retaining the Issuer’s high quality and productive engineering and other staff and will work to implement equity incentive programs so that employees can realize tangible benefits resulting from the rising market price for the Issuer’s Common Stock that would result if the Issuer were consistently profitable.

To facilitate the participation on the board of other qualified individuals from the United States, Mr. Ivy will also propose that (1) at least three board meetings per year be held in the United States, (2) board meetings be conducted in the English language, and (3) board of director materials be available in the English language.  In addition, to facilitate greater shareholder interaction with the board of directors and management, Mr. Ivy plans to propose that the Issuer amend its charter documents to require that the annual meeting of shareholders be held in the United States.

Mr. Ivy intends to encourage shareholders to elect the individuals to be nominated, and to approve the other proposals referenced above.

Mr. Ivy intends to monitor developments at the Issuer and may communicate with shareholders, members of the board of directors and management of the Issuer and others on the foregoing and other matters that he deems relevant to his investment in the Issuer.

Depending upon market conditions and other factors that Mr. Ivy may deem material to his investment decisions, he may purchase additional securities of the Issuer in the open market, in private transactions or from the Issuer, or may, at any time, dispose through open market or private transactions all or a portion of the securities of the Issuer that he owns or hereafter may acquire.

Except as set forth in this Item 4, Mr. Ivy has no other plans or proposals with respect to the Issuer, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated March 2, 2012 (incorporated herein by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on March 2, 2012)
99.2	Power of Attorney dated October 5, 2012

[Balance of the page intentionally left blank]

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

 POWER OF ATTORNEY
Dated as of October 5, 2012

Know all men by these presents, that the undersigned constitutes and appoints Jerry L. Ivy, Jr., her true and lawful attorney-in-fact, will full power of substitution, and resubstitution, for her and in her name, place and stead, in any and all capacities, to sign any and all amendments to Schedule 13D in respect of the shares of common stock of On-Track Innovations LTD., and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 5th day of October 2012.

/s/ Jerry Lafe Ivy, Jr.
Jerry Lafe Ivy, Jr

/s/ Marlene V. Ivy
Marlene V. Ivy